
Coca-Cola İçecek

FILE 82-35049


08005269

September 25, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on September 25, 2008.

Coca-Cola İçecek ("CCI") signed the share purchase agreement for the acquisition of 48.993% stake for US$76.9 in Coca-Cola Beverages Pakistan Ltd. ("CCBPL") which is majority owned by The Coca-Cola Company's ("TCCC") subsidiaries. CCI will realize the payment in cash once the local legal procedures are finalized for the registration of the share transfer. Following the share transfer, both CCI and TCCC will each own equal stakes in CCBPL.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68



FILE 82-35049

September 26, 2008

OCT 01 2008

Washington, DC
111

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on September 26, 2008.

As a result of the merger of Efes Sınai Yatırım Holding A.S. ("Efes Invest") and Coca-Cola İçecek ("CCI") in 2006, the depositary facility for Global Depositary Shares (GDS) representing shares of Efes Invest, were transferred to Coca-Cola Icecek. The said DR program was closed for trading since 2006 due to tax issues. As of September 26, 2008, Coca-Cola Icecek's GDS will start to be traded in London Stock Exchange under the ticker symbol of CCOLA. Citibank will remain as Depositary pursuant to the terms and conditions of the Deposit Agreements.

Effective September 26, 2008, holders of DRs are hereby requested to surrender their DRs for cancellation and exchange for new depositary shares, each depositary share evidencing two (2) Class C shares, nominal value YKr 1 per share, of the surviving company, CCI. Each DR holder will be required to surrender their DRs (CUSIP Nos.: 282014505 and 282014406) for cancellation and exchange and will receive 1.4476 new CCI depositary shares (with new CUSIP Nos.: 1912ER209 and 1912ER100; see below for details) per DR surrendered. Fractional entitlement depositary shares resulting from the exchange will be eliminated.

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68



Please further note that as a result of the merger the following changes were also effected.

Rule 144A American Depositary Share Old CUSIP Number: 282014406
Rule 144A American Depositary Share New CUSIP Number: 1912ER100

International Global Depositary Share Old CUSIP Number: 282014505
International Global Depositary Share New CUSIP Number: 1912ER209

If you have any questions about the foregoing, please call Citibank GDR Shareholder Services at 1-800-308-7887. Copies of the CCI Rule 144A Deposit Agreement and the CCI International Deposit Agreement, each dated as of August 7, 2008, are available at the office of the Depositary, located at 388 Greenwich Street, 14th Floor, New York, NY 10013.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

